UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2022

DLP POSITIVE NOTE FUND LLC
(Exact name of issuer as specified in its charter)

Delaware State or other jurisdiction of incorporation or organization	84-4411924 (I.R.S. Employment Identification No.)

405 Golfway W Drive
St. Augustine, Florida 32095
(Full mailing address of principal executive offices)

(610) 488-2375
(Issuer’s telephone number, including area code)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward Looking Statements

This Semi-Annual Report on Form 1-SA of DLP Positive Note Fund LLC, a Delaware limited liability company, referred to herein as “we,” “us,” “our” or “the Company,” contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

General

DLP Positive Note Fund LLC, a Delaware limited liability company, was formed on January 16, 2020. We are focused on acquiring secured commercial real estate loans and other real estate-related debt instruments to both affiliated and non-affiliated borrowers. We believe that our investment strategy that preserves and protects our capital while producing attractive risk-adjusted returns generated from current income on our portfolio. We actively fully underwrite and service all loans and acquire loans that we believe are fundamentally sound and in markets where we feel that the loans can be underwritten effectively.

Investments may include real estate projects including but not limited to investments into other real estate funds, preferred and/or common equity investments and partnerships.

We filed an offering statement on Form 1-A, or the Offering Statement, with the United States Securities and Exchange Commission, or the SEC, on September 3, 2020, which offering statement was qualified by the SEC on September 3, 2020. On April 30, 2021, we filed an annual report on Form 1-K for the fiscal year ending December 31, 2020. On September 30, 2021, we filed a semiannual report for activities occurring through June 30, 2021. On April 29, 2022, we filed an annual report on Form 1-K for the fiscal year ending December 31, 2021. The within semiannual report is being filed for activities occurring through June 30, 2022.

As of June 30, 2022, the Company held eight commercial (8) loans in the principal amount of $15,124,917.38 to various borrower entities. The interest rates on the loans range from 8% to 11.99% with varying maturity dates, typically being 12 to 24 months.

Our Manager is an affiliate of the DLP Capital family of companies (“DLP”, which stands for “Dream, Live, Prosper”). DLP was founded to fulfill a vision of passionately creating prosperity and positively impacting lives through real estate. DLP has been on a relentless mission to realize this vision and to lead wealth creation and preservation for its investors and partners through executing on innovative and affordable real estate solutions and strategies. DLP has been a faithful steward of capital for its investors, the most important constituent in the DLP ecosystem.

We leverage the experience and resources of the DLP Capital companies which have an extensive background in the distressed and value-add residential and multi-family real estate space. In the past, which is no guarantee of future success, the DLP Capital companies has offered investment options, not only in the real estate industry, but in the broader alternative investment spectrum as well. The DLP Capital companies focus on income-producing real estate-backed debt and equity investments.

The Company focuses on asset classes wherein the Managing Member and its affiliates have extensive background and expertise, and in markets wherein the Managing Member has confidence in its ability to underwrite effectively.

This asset underwriting generally consists of full financial modeling and analysis of the historical financials, projected financials, rent market survey, demographic analysis, crime reports, and full CoStar underwriting reports. In addition, on-site physical inspection of the asset is typically conducted by the Managing Member or its affiliates on each equity investment and any loan over one million dollars ($1,000,000). Third-party reports such as appraisals, construction inspections, property condition assessment reports and phase one environmental reports will be evaluated based on the asset and project scope. In addition, the operator’s experience, track record, liquidity, financial strength, credit history, and real estate holdings are typically considered with liquidity verification, full credit reports, background checks, track record verification, and real estate portfolio analysis conducted. Once loans are originated, the loan servicing team  actively manages the loan to drive performance and execution, mitigate risk and increase returns.

DLP’s lending team originates the majority of the loans directly through a team of marketing and sales professionals. DLP fully processes, underwrites, and services the loans in-house. DLP’s underwriting guidelines and thorough hands-on risk management approach has led to significant above market loan performance, with no losses written off to date on more than 2,000 loans funded. Our affiliate Direct Lending Partners LLC has developed relationships with real estate investors across the country and sources and originates loans in over 25 states. Direct Lending Partners LLC is the primary source of investment opportunities for the use of proceeds from the Offering.

We have used, and intend to continue to use, substantially all of the net proceeds from the Offering to invest in senior secured loans and other real estate-related assets.

Results of Operations – For the Six-months Ended June 30, 2022

We operate on a calendar year. Set forth below is a discussion of our operating results for the six-months ended June 30, 2022.

To date, we have $14,130,766.63 in notes payable to investors. These notes have maturity dates ranging from 1 to 5 years and interest rates ranging from 5% to 7.5%. All interest payable under the notes have been timely paid.

As of June 30, 2022, the Company held eight (8) commercial loans in the principal amount of $15,124,917.38 to various borrower entities ($178,556.25 of which is unfunded and held in reserve). The interest rates on the loans range from 8% to 11.99% with varying maturity dates, typically being 12 to 24 months.

As of the issuance date of this report, the Company has deployed substantially all the proceeds from the sale of notes.

Liquidity and Capital Resources

As of June 30, 2022, we had cash on hand of $2,604,696.43. Pursuant to our offering, as of June 30, 2022, we had $14,130,766.93 in Notes to investors and $15,124,917.38 in Notes receivable pursuant to the acquisition of mortgage loans.

We anticipate that adequate cash will continue to be generated from operations to fund our operating and administrative expenses, and all continuing obligations to our note holders. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital is dependent upon the performance of the mortgagor related to each of our assets and the economic and business environments of the various markets in which our underlying collateral properties are located.

In general, we intend to pay debt service from cash flow obtained from operations. If cash flow from operations is insufficient then we may exercise the option to partially leverage the asset to increase liquidity. Moreover, our Manager may change this policy, in its sole discretion, at any time to facilitate meeting its cash flow obligations.

Trend Information

We intend to use the net proceeds from the Offering to continue to issue senior secured loans on commercial real estate thereby increasing cash flows.

There have been no events of default under any loan in the portfolio and all interest payable to investors since inception have been timely paid.

Item 2.	Other Information

None.

Item 3.	Financial Statements

DLP POSITIVE NOTE FUND LLC

Balance Sheets

ASSETS	June 30, 2022	June 30, 2021	December 31, 2020

Cash	2,604,696	$1,649,857	$1,889,817
Accrued interest receivable	115,719	108,727	-
Notes receivable, net	14,901,726	10,316,108	3,604,040
Other assets	153,302	40,241	41,902

Total assets	17,775,443	$12,114,933	$5,535,759

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	24,624	$22,945	$14,834
Prepaid interest income	8,123	38,000	-
Notes payable, investors	14,130,767	10,958,603	4,748,128
Accrued interest on notes payable, investors	691,717	233,652	59,088

Total liabilities	14,855,231	11,253,200	4,822,050

Commitments and contingencies

Members' equity	2,920,212	861,733	713,709

Total liabilities and members' equity	17,775,443	$12,114,933	$5,535,759

See accompanying notes to financial statements

DLP POSITIVE NOTE FUND LLC

Statement of Operations
Six Months Ended June 30, 2022

Revenues
Interest income	663,164	$404,985
Other income	6,607	34,150
	669,771	439,135
Expenses
Interest expense	404,625	247,936
Management fees	11,746	3,500
General and administrative expenses	14,295	29,640
Provision for loan losses	18,895	10,034

Total expenses	449,560	291,111

Net income	220,212	$148,024

See accompanying notes to financial statements

DLP POSITIVE NOTE FUND LLC

Statement of Changes in Members' Equity
Six Months Ended June 30, 2022

Balance, December 31, 2021	800,000	$713,709

Member contributions	1,900,000	-

Member distributions	-

Net income	220,212	148,024

Balance, June 30, 2022	2,920,212	$861,733

See accompanying notes to financial statements

DLP POSITIVE NOTE FUND LLC

Statement of Cash Flows
Six Months Ended June 30, 2022

Cash flows from operating activities
Net income	220,212	$148,024.00
Adjustments to reconcile net income to net cash used in operating activities:
Provision for loan losses	16,987	10,034.00
Changes in operating assets and liabilities
Accrued interest receivable	(15,298)	(108,727.00)
Notes receivable, net	(2,153,644)	(6,722,103.00)
Other assets	(99,875)	1,661.00
Accounts payable and accrued expenses	(13,583)	8,111.00
Prepaid interest income	8,123	38,000.00
Accrued interest on notes payable, investors	206,688	174,564.00
Net cash used in operating activities	(1,830,389.49)	(6,450,435)

Cash flows from financing activities
Proceeds from member contributions	1,900,000
Proceeds from notes payable, investors	1,896,766	6,210,475
Net cash provided by financing activities	3,796,766	6,210,475

Net (decrease) increase in cash	1,966,376.98	(239,960)

Cash, beginning	638,319	1,889,817

Cash, ending	2,604,696	$1,649,857

Supplemental disclosure of cash flow information
Cash paid for interest	82,798	$73,372

See accompanying notes to financial statements

DLP POSITIVE NOTE FUND LLC

Notes to Financial Statements
30-Jun-22

Note 1 – Description of Business

DLP Positive Note Fund, LLC (the “Fund”) was organized as a Delaware limited liability company on January 16, 2020 (date of inception). The managing member of the Fund is DLP PNF Manager LLC (the “Manager”). The Fund was formed by initial capital contributions from the Manager. The Fund invests in secured real estate loans with both affiliates and non-affiliates and in the future may invest in real estate projects with both affiliates and non-affiliates including but not limited to investments into affiliates’ other funds as well as non-affiliate real estate funds. The Manager is responsible for the investment decisions of the Fund in accordance with the Limited Liability Operating Agreement (the “Agreement”), dated January 16, 2020.

The liabilities of the members of the Fund are limited to their capital contributions. Certain affiliates of the Manager and their principals are members of the Fund. The Fund shall continue from year-to-year until the Company is dissolved as provided in the Agreement.

Note 2 – Summary of Significant Accounting Policies

Basis of presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities at the date of the financial statements or during the year. These estimates and assumptions are based on management’s best estimates and judgement. Management evaluates its estimates and assumptions on an ongoing basis using historical experiences and other factors, include the current economic environment. Management adjusts such estimates when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ from those estimates.

Note receivable, net

Note receivable represent investments held by the Fund that the Fund intends to hold to maturity, unless otherwise defaulted upon by the borrower, and are carried at their outstanding principal balance. The Fund has the ability to hold the Notes to maturity.

Management periodically reviews the adequacy of the allowance for loan losses based on its evaluation of the borrower’s ability to repay, the estimated value of any underlying collateral and other relevant factors. The Fund has established an allowance to provide for reserve for loan losses. Management’s policy is to periodically review specific individual accounts to determine collectability and to charge any amounts deemed unrecoverable to the reserve. As of June 30, 2022, and December 31, 2021, the reserve for loan losses were $44,636 and 27,648, respectively.

DLP POSITIVE NOTE FUND LLC

Notes to Financial Statements
30-Jun-22

Income taxes

No provision for income taxes has been made in the financial statements since the income or loss from the Fund is reported by each member in accordance with the provisions mandated by the Agreement and is passed through directly to each member and reported on their individual tax returns. Profits, losses and distributions of cash flow (as defined in the Agreement) are allocated to each member in accordance with the Agreement. The Fund evaluates the uncertainties of tax positions taken or expected to be taken on a return based on the probability of whether the position taken will be sustained upon examination by taxing authorities. The Fund uses a more-likely-than-not threshold for the recognition and derecognition of tax positions taken on a tax return. The management of the Fund concluded that it has no material uncertain tax liabilities to be recognized at this time. In accordance with the accounting guidance on the accounting for uncertainty in income taxes, the Fund assessed its tax positions as of June 30, 2022.

Amortization of organizational costs

Nonrefundable organizational costs are deferred and amortized on a straight-line basis up to a maximum of 15 years. Unamortized organizational costs for the period ended June 30, 2022, and December 31, 2021, were $51,465 and $53,372 respectively, and accumulated amortization of $5,759 and $3,852 is recorded in other assets on the Fund’s balance sheet. Amortization of organizational costs was $1,907 for the period ended June 30, 2022.

Note 3 – Concentration of Credit Risk

The Fund maintains its cash at a major financial institution. Bank balances may, from time to time, exceed the Federal Deposit Insurance Corporation (“FDIC”) insurance limits. The Fund is subject to credit risk to the extent that a financial institution may be unable to fulfill its obligation to retain the Fund’s cash held at the financial institution. During the periods ended June 30, 2022 and December 31, 2021, there were no losses incurred with respect to excess amounts over FDIC insured limits.

DLP POSITIVE NOTE FUND LLC

Notes to Financial Statements
30-Jun-22

Note 4 – Note Receivable, Net

Notes receivable are being collected over 6-12 months, at interest rates that are agreed upon at the time of the loan agreement, generally between 8% to 10%.

The following table presents the classes of the Loans summarized by the payment activity within the Fund’s internal risk rating system:

	30-Jun-22	31-Dec-21
Performing	$15,124,917	$13,496,917
Non-performing	-	-
Total loans receivable	15,124,917	13,496,917
Less allowance for loan losses	(44,636)	(27,648)
Less unfunded draws	(178,556)	(704,200)
Notes receivable, net	$14,901,726	$12,765,069

Changes in allowance for the Loans’ losses for the period ended June 30, 2022 are summarized as follows:

Balance, beginning	$27,648
Provision for loan losses	16,988
Balance, ending	$44,636

There are no loans receivable considered past due as of June 30, 2022.

As of June 30, 2022, total notes outstanding to related parties was $6,769,543.75.

DLP POSITIVE NOTE FUND LLC

Notes to Financial Statements
30-Jun-22

Note 5 - Notes Payable, Investors

The Fund entered into note agreements with third party investors through a Regulation A Offering effective September 2020.  The uncollateralized notes bear interest at rates between 3.0% and 8.0% per annum and have maturity dates between three months and five years.

Upon the maturity of the note agreements, the investors (the “Note Holder(s)”) are required to notify the Manager of their desire to cash-out of the outstanding note agreement (the “Note”) no later than 90 days prior to the maturity date of the respective note agreement held by the Note Holders. If the respective Note Holders do not provide the 90 day cash-out notice as outlined in each Note Holders respective agreement, the maturity date will automatically extend as outlined in the respective note agreement, and the interest rate on the outstanding, unpaid principal balance of the note will bear interest at the Note rate less 1% until either (i) the Note Holder notifies the Company that it wishes for the outstanding balance of the Note to be rolled over into a new Note or (ii) 90 days after the Note Holder provides a cash-out notice, the Company shall have the right to pay the Note Holder the Note rate plus 1% for up to 90 days beyond the maturity date of the respective note agreement held by the Note Holder. In addition, the note agreement provides for certain default and early repayment fees as outlined in each respective Note Holder’s Note.

Scheduled amounts due under the note agreements are as follows:

Year Ended December 31,	Principal Balance	Accrued Interest	Balance Due
2022	$7,719,689	$397,265	$8,116,954
2023	3,257,508	39,910	3,297,419
2024	245,000	10,043	255,043
2025	1,445,800	135,170	1,580,970
2026	1,342,421	109,212	1,451,632
2027	120,349	117	120,466
	$14,130,767	$691,717	$14,822,484

DLP POSITIVE NOTE FUND LLC

Notes to Financial Statements
30-Jun-22

Note 6 – Members’ Equity

Members’ equity consist of contributions made to the Fund by affiliates of the Managing Members. The Managing Member may, in its discretion, cause the Fund to make distributions to the members at any time. Any such distribution shall be made to the members in proportion to their respective capital account percentages. There were no distributions made during the six months ended June 30, 2022.

Note 7 – Related Party Transactions

The Fund pays management fees to the Manager for providing services to the Fund payable monthly in advance equal to 0.833% (1% on an annualized basis) of the aggregate amount of the capital contributions. The management fee expense was $11,746 for the six months June 30, 2022.

As of June 30, 2022, total notes outstanding to related parties was $6,769,543.75. (See Note 4)

Note 8 – Commitments and Contingencies

The Fund may be party to routine litigation incidental to the ordinary course of its business. Management believes that the ultimate outcome of all outstanding claims and pending litigation, if any, will not have a material effect on the Fund’s balance sheet, results of operations or cash flows.

Note 9 – Risk and Uncertainties

In early 2020, an outbreak of a novel strain of coronavirus (“COVID-19”) emerged globally. As a result, events have occurred domestically in the United States and globally, including mandates from federal, state and local authorities, leading to an overall decline in economic activity. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration of this matter. The effects of this pandemic may materially impact the value and performance of the Fund. The ultimate impact of COVID-19 on the financial performance of the Fund cannot be reasonably estimated at this time.

The Fund’s business is concentrated in non-consumer loans on real estate and its results of operations and financial position are greatly affected by the performance of the real estate industry.

Note 10 – Subsequent Events

The Fund has evaluated subsequent events through January 10, 2023, the date on which these financial statements were available to be issued. There are no material subsequent events requiring disclosure or adjustment to the financial statements.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DLP POSITIVE NOTE FUND LLC

By: DLP PNF Manager LLC, its manager

By: DLP Capital Partners LLC, its sole member

By: DLP Real Estate Capital Inc., its manager

/s/ Barry W. DeGroot
By: Barry W. DeGroot, Secretary